UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):            ☐ Form 10-K      ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR

 ☐ Form N-CSR

For Period Ended: May 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Fingermotion, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1460 Broadway

New York, New York 10036

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

The registrant was not, without unreasonable effort or expense, able to file its Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2019 by the applicable due date due to it continuing to be a development-stage company with limited internal compliance, financial reporting and accounting functions. Additionally, the Company is still preparing analyses and providing information to its auditors in connection with the preparation of its quarterly financial statements. The registrant will file the Form 10-Q within the 5-day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation
Martin Shen	(347)	349-5339
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled ? If answer is no, identify report(s).

Yes ☒     No ☐

(3)

Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof ?

 Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the completion by Fingermotion, Inc. (the “Company”) of its quarter-end closing and review procedures for the quarterly period ended May 31, 2019, the Company is unable to provide a reasonable estimate of its detailed results of operations for the quarterly period ended May 31, 2019. However, subject to the completion of the Company’s quarterly financial statements for inclusion in the Company’s Quarterly Report on Form 10-Q and the review thereof by the Company’s independent registered public accounting firm, the Company expects the results of its operations for the quarterly period ended May 31, 2019 to reflect significant changes in results of operations from the results of its operations for the Company’s quarterly period ended May 31, 2018. The Company is providing the following preliminary estimated results for the quarterly period ended May 31, 2019:

The Company expects to report that revenues for the quarterly period ended May 31, 2019 increased to $933,269, compared to $183,130 for the quarterly period ended May 31, 2018. The Company expects to report that cost of revenue for the quarterly period ended May 31, 2019 increased to $851,643 compared to $152,507 for the quarterly period ended May 31, 2018. The Company expects to report that its operating expenses for the quarterly period ended May 31, 2019 increased to $1,099,836 compared to $326,031 for the quarterly period ended May 31, 2018. The Company expects to report that loss per share for the quarterly period ended May 31, 2019 and 2018 were approximately $0.04 and $0.02, respectively, based on the weighted-average shares issues and outstanding at the end of the quarterly period.

The foregoing statements are based on the Company’s current expectations as of the date of this filing and are preliminary and may change. As noted above, the Company has not completed its quarter-end closing and review procedures for the quarterly period ended May 31, 2019 and there can be no assurance that final results for the quarter-end will not differ from the preliminary estimated results included herein. In addition, these preliminary estimated results should not be viewed as a substitute for full interim financial statements prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) that have been reviewed by the Company’s auditors.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. Forward-looking statements give our current expectations of forecasts of future events. All statements other than statements of current or historical fact contained in this filing, including statements regarding our future financial position, business strategy, new products, budgets, liquidity, cash flows, projected costs, regulatory approvals or the impact of any laws or regulations applicable to us, and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “should,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this filing are made only as of the date hereof. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

Fingermotion, Inc.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 2019	By:	/s/ Martin Shen
Martin Shen, Chief Executive Officer

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